

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 28, 2017

John Abbot
Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, NW Suite 2300
Atlanta, GA 30305

> **Re: Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 000-24525**

Dear Mr. Abbot:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications